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                                                              EXHIBIT (a)(5)(xi)


                             For Immediate Release:

                          RENT-A-CENTER, INC. ANNOUNCES
                       PRELIMINARY RESULTS OF TENDER OFFER

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PLANO, TEXAS, JUNE 20, 2003 - Rent-A-Center, Inc. (the "Company") (Nasdaq/NNM:
RCII), the largest rent-to-own operator in the country, announced today the preliminary results of its modified "Dutch Auction" tender offer, which expired at 12:00 midnight, New York City time, yesterday.

A preliminary count as of 12:00 midnight, New York City time yesterday by Mellon Investor Services LLC, the depositary for the tender offer, indicates that approximately 1,770,000 shares of common stock were tendered and not withdrawn at a price at or below $73 per share.

Based on the results of the preliminary count, Rent-A-Center expects to accept for purchase at $73 per share all common shares properly tendered in accordance with the terms and conditions of the tender offer.

The Company had previously announced that it would consider extending the expiration date of the tender offer if the offer were not fully subscribed. Based upon the number of shares tendered to date, the Company does not plan to extend the tender offer.

The Company has an existing agreement with Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., whereby the Company has agreed to purchase sufficient shares from the Apollo entities following the expiration of a ten business day period after the consummation of the tender offer to reduce the Apollo entities' aggregate percentage ownership of the Company's common stock to 19.00% of the issued and outstanding shares. The price for the shares purchased from the Apollo entities would be the same as that paid by the Company in the tender offer. Given the number of shares tendered by the public through the close of business yesterday, the Company will purchase approximately 800,000 shares from the Apollo entities under the existing agreement.

The Company has arranged senior credit financing for repurchases under the tender offer and the Apollo agreement in the aggregate amount of $200 million; the commitments for this financing expire on August 5, 2003. The purchases currently contemplated under the tender offer and the Apollo agreement will require approximately $188 million. As a result, the Company will have unused availability for repurchases under the senior credit financing. The Company will consider utilizing such unused availability prior to the expiration date of the funding commitment or using other available cash to finance additional open market and privately negotiated purchases of shares, subject to applicable regulatory restrictions. Any such transactions could include purchases from the Apollo entities and from Mark Speese, the Chief Executive Officer of the Company.

Rent-A-Center, Inc., headquartered in Plano, Texas currently operates 2,566 company-owned stores nationwide and in Puerto Rico. The stores generally offer high-quality, durable goods such as home electronics, appliances, computers, and furniture and accessories to consumers under flexible rental purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. ColorTyme, Inc., a wholly owned subsidiary of the Company, is a national franchisor of 321 rent-to-own stores, 309 of which operate under the trade name of "ColorTyme," and the remaining 12 of which operate under the "Rent-A-Center" name.


This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "could," "estimate," "should," "anticipate," or "believe," or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements will prove to be correct, the Company can give no assurance that such expectations will prove to have been correct. The actual future performance of the Company could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to: changes in the Company's stock price and the number of shares of common stock that the Company may or may not repurchase; and the other risks detailed from time to time in the Company's SEC filings, including but not limited to, its annual report on Form 10-K for the year ended December 31, 2002. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.



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CONTACTS FOR RENT-A-CENTER, INC.:

David E. Carpenter             Robert D. Davis
Director of Investor           Chief Financial Officer
Relations                      (972) 801-1204
(972) 801-1214                 rdavis@racenter.com
dcarpenter@racenter.com